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03013122

SECURITI [barcode] **ISSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
FEB 27 2003
WASH. D.C.
155
SECTION

SEC FILE NUMBER
8 - 31407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. G. Freeman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 South Winchester Blvd., Building O, Suite 276
                    (No. and Street)

San Jose, CA 95128-3901

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. G. Freeman   (408) 551-6600
                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno & Bruno
                    (Name — if individual, state last, first, middle name)

391 Taylor Blvd., Suite 105, Pleasant Hill, CA 94523

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 1 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Page 1

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____R. G. Freeman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____R. G. Freeman Securities, Inc._____, as of

_____December 31_____, 19/2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

SUBSCRIBED AND SWORN TO
BEFORE ME THIS 21ST DAY
OF FEBRUARY, 2003

_____
Notary Public

MY COMMISSION EXPIRES: 09/16/05

_____
Signature

_____PRESIDENT_____
Title

KRISTY L. BECK
COMM. # 1321084
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
Comm. Exp. SEPT. 16, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. G. Freeman Securities, Inc.
Financial Statements
December 31, 2002

Contents

BRUNO & BRUNO
Certified Public Accountants
391 Taylor Blvd., Suite 105
Pleasant Hill, California 94523
Telephone (925) 676-1960   Fax (925) 676-6339
e-mail: bob@brunoandbruno.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder's of
R. G. Freeman Securities, Inc.

We have audited the accompanying balance sheet of R. G. Freeman Securities, Inc.
(a California corporation) as of December 31, 2002, and the related statements of income,
changes in stockholder's equity, and cash flows for the year then ended. These financial
statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in
the United States of America. Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of R. G. Freeman Securities, Inc., as of December 31,
2002, and the results of its operations and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the United States of
America.

Our audit was made for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Exhibit A is presented for
purposes of additional analysis and is not a required part of the basic financial statements,
but is supplementary information required by Rule 17a-5 of the Securities Exchange Act
of 1934. Such information has been subjected to the auditing procedures applied in the
audit of the basic financial statements and, in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a whole.

February 11, 2003
Pleasant Hill, California

Page 3

R. G. Freeman Securities, Inc.
Balance Sheet
December 31, 2002

Assets

Cash	$ 10,305
Receivable from broker/dealer	56,293
Accrued interest receivable	55
Note receivable – stockholder	9,091
Prepaid expense	4,646
Total current assets	80,390

Property and Equipment	
Office equipment	23,761
Leasehold improvements	1,500
	25,261
Less accumulated depreciation	(25,192)
Net property and equipment	69

Other Assets	
Security deposit	2,150
	2,150
Total assets	$ 82,609

Liabilities and Stockholder's Equity

Commissions payable	$	91
Total liabilities		91

Stockholder's equity

Capital stock	10,000
Retained earnings	72,518
Total stockholder's equity	82,518
Total liabilities and stockholder's equity	$ 82,609

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Income
For the Year Ended December 31, 2002

Revenues:

Commissions	$	6,593
Advisory		231,787
Total revenues		238,380

Expenses:

Commissions	2,011
Depreciation	227
Dues and subscriptions	4,515
Legal and accounting	3,457
Payroll taxes	8,236
Registration fees	1,071
Rent	51,597
Salary	192,892
Total expenses	264,006

Loss from operations		(25,626)
Other income		
Interest		1,217
Loss before income taxes		(24,409)
Income taxes		800
Net loss	$	(25,209)

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Capital Stock	Retained Earnings	Total
Balance at January 1, 2002	$ 10,000	$ 97,727	$ 107,727
Net loss		(25,209)	(25,209)
Balance at December 31, 2002	$ 10,000	$ 72,518	$ 82,518

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Reconciliation of net income to net cash:

Net loss	$ (25,209)

**Adjustments to reconcile net income to net
cash provided (used) by operating activities:**

Depreciation	227
(Increase) decrease in:	
Receivable from broker/dealer	1,574
Accrued interest receivable	54
Note receivable – stockholder	12,699
Prepaid expense	(146)
Increase (decrease) in:	
Commissions payable	80
Net cash provided (used) by operations	(10,721)
Net increase (decrease) in cash	(10,721)
Beginning cash balance	21,026
Ending cash balance	$ 10,305

Supplemental information to the statement of cash flows:

Cash paid for taxes	$	800
Cash paid for interest	$	0

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2002

Note 1 – Summary of Significant Accounting Policies

a. Organization

The Company was incorporated in the State of California on
February 14, 1983, and began operating on May 16, 1984. The
Company is a Broker Dealer and is engaged in the selling of
general securities in limited partnership interests, direct
participation programs, investment company shares and variable
annuities. Additionally, the Company is a registered financial
advisor and in that capacity has power of attorney and earns a
management fee for managing client's portfolios. Based upon
revenue, the advisory activity represents the major portion of its
business. The Company's customers are located primarily in
Northern California.

b. Method of Accounting

The accompanying financial statements are prepared on the
accrual basis of accounting.

c. Cash and Equivalents

For the purpose of the statement of cash flows, the Company
considers all investments purchased with a maturity of three
months or less to be cash equivalents.

d. Accounts Receivable

Accounts receivable are stated at full value, no provision has been
made, as all accounts are deemed to be fully collectible. Therefore,
no allowance for doubtful accounts was recorded.

e. Property and Equipment

Equipment is stated at cost and depreciated over the estimated useful
life, which is five years, utilizing straight-line method. For income
tax purposes these assets are depreciated on an accelerated method.
Total depreciation expense for the year is $227.

R. G. Freeman Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2002

Note 1 – <u>Summary of Significant Accounting Policies (continued)</u>

f. Use of Estimates

The preparation of financial statements in conformity with
generally accepted accounting principles requires management to
make estimates and assumptions that affect the reported amounts
of assets and liabilities and disclosures of contingent assets and
liabilities at the date of the financial statements and the reported
amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Note 2 – <u>Income Taxes</u>

Income tax expense for the year is as follows:

Federal	$ 0
State	800
Deferred	<u>0</u>
	$ <u>800</u>

At December 31, 2002 the Company has net operating loss carry
forward available for income tax purposes as follows:

<u>Expiration Date</u>	
December 31, 2018	$ 18,400
December 31, 2019	10,400
December 31, 2020	3,009
December 31, 2021	4,346
December 31, 2022	<u>25,209</u>
	$ <u>61,364</u>

Note 2 – Income Taxes (continued)

Additionally, the Company has Section 179 carry forwards expiring in December 31, 2010, in the amount of $10,529.

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of December 31, 2002 was $0.

At December 31, 2002, the Company has net operating losses and Section 179 deductions totaling $71,893 that may be offset against future taxable income through 2022. A deferred tax asset of $10,829 has been recognized for the carry-forward. However, no tax benefit has been reported in the 2002 financial statements because the Company believes there is at least a 50% chance that the carry-forward will expire unused. Accordingly, the $10,829 tax benefit of the tax carry-forward has been offset by a $10,829 valuation allowance. As time passes, management will be able to better assess the amount of the benefit it will realize for using the carry-forward. The expected tax benefit of $10,829 that would result from applying the statutory tax rates to the pretax loss of $71,893 differs from the amounts reported in the financial statements because of the increase in the valuation allowance.

R. G. Freeman Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2002

Note 3 – <u>Reconciliation of Net Capital Computed to Audited Net Capital</u>

The Company is subject to the Securities and Exchange
Commission Uniform Net Capital Rules (Rule 15c 3-1), which
requires the maintenance of minimum net capital and require the
ratio of aggregate indebtedness to net capital, both as defined,
shall not exceed 15 to 1. At December 31, 2002 the Company
had net capital of $10,214, which was $5,214 in excess of net
capital of $5,000.

December 31, 2002, unaudited balance computed by respondent	$10,211
Audit adjustments and non-allowable assets	<u>3</u>
Audited net capital at December 31, 2002	$<u>10,214</u>

Note 4 – <u>Related Party Transactions</u>

The Company has ancillary services provided from an affiliate at
no cost. The services consists of clerical and are deminimus.

The Company has lent funds to the sole shareholder. The loan
was outstanding at year end and interest was paid to the
Company at a rate of 6.0% which amounted to $1,160. At
December 31, 2002, the balance due from the shareholder
including interest amounted to $9,140. For 2002, the shareholder
repaid $12,690 of the loan.

The Company subleases office space from an affiliate (see Note 5
for details). In addition, the affiliate is holding a $2,150 security
deposit on the lease.

R. G. Freeman Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2002

Note 5 – <u>Lease Costs</u>

The Company has entered into a lease of its office space. The
lease runs to September 30, 2003. Total rent expense for the year
was $51,597. The following represents the remaining amounts to
be paid on this lease.

2003 $<u>39,690</u>

Note 6 – <u>Common Stock</u>

100,000 shares of no par common stock are authorized. 10,000
shares are issued and outstanding at December 31, 2002.

Note 7 – <u>Note Receivable – Stockholder</u>

The Company has lent funds to the sole-shareholder and President
of the Company. This note is a demand note and bears interest at 6.0%.
The outstanding balance at December 31, 2002 amounted to $9,091.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	R. G. Freeman Securities, Inc.	as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 82,518		3480
2.	Deduct ownership equity not allowable for Net Capital	₁₉( )		3490
3.	Total ownership equity qualified for Net Capital	82,518		3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
	B. Other (deductions) or allowable credits (List)			3525
5.	Total capital and allowable subordinated liabilities	$ 82,518		3530
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 72,304	3540		
	B. Secured demand note deficiency	3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges	3600		
	D. Other deductions and/or charges	3610	(72,304)	3620
7.	Other additions and/or allowable credits (List)			3630
8.	Net capital before haircuts on securities positions	₂₀ $ 10,214		3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments $	3660		
	B. Subordinated securities borrowings	3670		
	C. Trading and investment securities:			
	1. Exempted securities ₁₈	3735		
	2. Debt securities	·3733		
	3. Options	3730		
	4. Other securities	3734		
	D. Undue Concentration	3650		
	E. Other (List)	3736	( )	3740
10.	Net Capital		$ 10,214	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   R. G. Freeman Securities, Inc.   as of __12/31/02__

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $	6.	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $	5,000	3758
13. Net capital requirement (greater of line 11 or 12) .... $	5,000	3760
14. Excess net capital (line 10 less 13) .... $	5,214	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $	10,205	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition........................ $		91	3790
17. Add:			
A. Drafts for immediate credit.............................. $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $	3810		
C. Other unrecorded amounts (List)........................ $	3820	$	3830
19. Total aggregate indebtedness .... $		91	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... %		0.	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... %			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $		3880
24. Net capital requirement (greater of line 22 or 23) .... $		3760
25. Excess net capital (line 10 less 24) .... $		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 .... $		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

BROKER OR DEALER	R. G. Freeman Securities, Inc.	as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm ▼ Emmett A. Larkin Co., Inc. | 4335 | X | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ 4600	4601	4602	4603	4604	4605
▼ 4610	4611	4612	4613	4614	4615
▼ 4620	4621	4622	4623	4624	4625
▼ 4630	4631	4632	4633	4634	4635
▼ 4640	4641	4642	4643	4644	4645
▼ 4650	4651	4652	4653	4654	4655
▼ 4660	4661	4662	4663	4664	4665
▼ 4670	4671	4672	4673	4674	4675
▼ 4680	4681	4682	4683	4684	4685
▼ 4690	4691	4692	4693	4694	4695

TOTAL $ ▼ | 4699 |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

    1.   Equity Capital
    2.   Subordinated Liabilities
    3.   Accruals
    4.   15c3-1(c)(2)(iv) Liabilities

Page 15

3/78

Board of Directors
R.G. Freeman Securities, Inc.
San Jose, California   Exhibit A

In planning and performing our audit of the financial statements and supplementary schedules of R.G.
Freeman Securities, Inc., for the year ended December 31, 2002, we considered its internal control,
including control activities for safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing our opinion on the financial statements and not to provide assurance on internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study
of the practices and procedures followed by the Company including tests of such practices and procedures
that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of
aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining
compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we did not review the
practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgements by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide management with reasonable
but not absolute assurance that assets for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial statements in
accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Exhibit A
Page 2

Because of inherent limitations in internal control or the practices procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bruno & Bruno CPA's
Pleasant Hill, California
February 11, 2003



R. G. Freeman Securities, Inc.

Financial Statements

December 31, 2002